FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997.

                                      OR


[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ________________

Commission file number 0-20793

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SMITHWAY MOTOR XPRESS, INC. 401(k) RETIREMENT SAVINGS
                              AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Smithway Motor Xpress Corp.
                               2031 Quail Avenue
                            Fort Dodge, Iowa  50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                                     Index



                                                                          Page



Independent Auditors' Report                                                1
Statements of Net Assets Available for Plan Benefits                        2
Statements of Changes in Net Assets Available for Plan Benefits             2
Notes to Financial Statements                                             3 - 5



                                                       Schedule

Item 27a - Schedule of Assets Held for Investment         1                 6
           Purposes
Item 27a - Schedule of Assets Held for Investment
           Purposes Which Were Both Acquired and
           Disposed of Within the Plan Year               2                 7
Item 27b - Schedule of Loans or Fixed Income
           Obligations                                    3                 7
Item 27c - Schedule of Leases in Default or Classified
           as Uncollectible                               4                 7
Item 27d - Schedule of Reportable Transactions            5                 8
Item 27e - Schedule of Nonexempt Transactions             6                 8

                            INDEPENDENT AUDITORS' REPORT


The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:

We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the years ended December 31, 1997 and 1996, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules 1 through 6 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the investment managers in 1996. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


Des Moines, Iowa                                          KPMG Peat Marwick LLP
June 8, 1998

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996

                                                           1997         1996
Assets:
   Cash                                              $     170,863        2,295
                                                       ===========   ==========
   Investments:
      Investment in registered investment companies      5,528,116    1,837,583
      Common stock                                       6,354,817         -
      Loans to participants                                759,248       86,478
                                                        ===========  ===========
                                                        12,642,181    1,924,061
                                                        ===========  ===========
   Contributions receivable - employees                     67,924       32,239
   Contributions receivable - employer                     142,579         -
                                                        ===========  ===========
         Total assets                                   13,023,547    1,958,595
Liabilities (note 6)                                        18,122         -
                                                        ===========  ===========
         Net assets available for benefits (note 2)   $ 13,005,425    1,958,595
                                                        ===========  ===========



        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1997 and 1996

                                                           1997         1996
Additions to net assets attributed to:
   Employer contributions (note 3)                    $    142,579         -
   Employee contributions and rollovers (note 3)           605,539      470,762
   Net investment income (note 2)                        3,346,959      136,929
                                                        -----------  -----------
         Total additions                                 4,095,077      607,691
                                                        ===========  ===========
Deductions from net assets attributed to:
   Benefits paid to participants (note 5)                1,203,991       86,454
   Administrative fees                                      18,258       16,976
   Other deductions                                           -           1,051
                                                        ===========  ===========
         Total deductions                                1,222,249      104,481
                                                        ===========  ===========
         Net increase in net assets available for
         benefits                                        2,872,828      503,210
Transfer in from employee stock ownership plan (note 2)  8,174,002         -
Net assets available for benefits:
   Beginning of year                                     1,958,595    1,455,385
                                                        ===========  ===========
   End of year                                        $ 13,005,425    1,958,595
                                                        ===========  ===========

See accompanying notes to financial statements.

                         SMITHWAY MOTOR XPRESS, INC. 401(k)
                       RETIREMENT SAVINGS AND INVESTMENT PLAN

                           Notes to Financial Statements

                             December 31, 1997 and 1996


(1)  Summary of Significant Accounting Policies

     Plan Information and Basis of Presentation

     The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service. Participants should refer to the Plan agreement for more complete information.

     Investments

     Investments, other than loans, are reported at fair value, as determined by using available market information. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

     Netinvestment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

     Administrative Fees

     Certain administrative fees are paid by the Company.

     Income Taxes

     The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, UMB Bank (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

     Use of Estimates

     The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                        3                            (Continued)

                             SMITHWAY MOTOR XPRESS INC. 401(k)
                          RETIREMENT SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements, Continued

(2)  Net Assets Available for Benefits

     The Plan  Administrator  (UMB Bank in 1997 and  Alliance  Benefit  Group in
1996) maintains funds received from the Plan primarily in registered investment companies. During 1997, the Company transferred the assets of its employee stock ownership plan and trust to the Plan, allowing for investments in Company common stock.

     The changes in net assets available for benefits by investment fund for the years ended December 31, 1997 and 1996, were as follows:


                                               Fidelity                 Capital
                                    Fixed      Asset       Fidelity   Preservation
                                    Income     Manager     Magellan       Fund
                                   ---------   ---------   --------   --------

Balance at December 31, 1995       $ 118,335      22,471     831,834     64,584
Contributions and other additions       -         14,894     213,921     73,533
Net investment income                  1,530       5,553      96,396      8,976
Benefit payments, withdrawals,
  transfers                         (116,879)     18,213    (261,900)    64,017
Administrative fees                   (2,986)       (367)    (10,202)    (1,510)
                                   ----------  ----------  ----------  ---------
Balance at December 31, 1996            -         60,764     870,049    209,600
Transfer from employee stock
  ownership plan                        -           -           -          -
Contributions and other additions       -         48,446     196,778     75,493
Transfers between funds and loan
  activity                              -        997,996     622,752    488,865
Net investment income                   -        148,251     344,049     30,572
Benefit payments, withdrawals,
  transfers                             -       (150,396)   (148,768)  (117,856)
Administrative fees                     -         (2,234)     (7,606)      (772)
                                   ----------  ----------  ----------  ---------
Balance at December 31, 1997       $    -      1,102,827   1,877,254    685,902
                                   ==========  ==========  ==========  =========






                      Strong      Employee        Loans
  PBHG     Putnam   Government      stock           to
 Growth     Vista   Securities  ownership plan  participants   Other      Total
--------- --------- ----------- --------------- ------------  --------- -----------
  100,252         -    195,813              -         40,874    81,222   1,455,385
  126,676    14,677     56,430              -              -   (29,369)    470,762
    8,440      (113)     6,628              -              -     9,519     136,929
  148,535    78,284    (33,554)             -         45,604   (29,825)    (87,505)
   (2,369)        -     (2,529)             -              -     2,987     (16,976)
---------- --------- ---------- --------------- ------------  --------- -----------
  381,534    92,848    222,788              -         86,478    34,534   1,958,595

        -         -          -      8,174,002              -         -   8,174,002
  133,382    41,316     58,572         33,306              -   160,825     748,118
  468,841   192,401    296,779     (3,786,975)       656,181    63,160           -
   34,184    46,843     46,217      2,676,188         16,589     4,066   3,346,959
  (81,198)  (38,008)   (31,514)      (738,712)             -   102,461  (1,203,991)
   (3,059)     (648)    (1,572)        (2,992)             -       625     (18,258)
---------- --------- ----------- --------------- ------------  --------- -----------
  933,684   334,752    591,270      6,354,817        759,248   365,671  13,005,425
========== ========= =========== =============== ============  ========= ===========



                            SMITHWAY MOTOR XPRESS, INC. 401(k)
                          RETIREMENT SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements, Continued


(3)   Contributions

            Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year.

            Employees may make voluntary contributions to the Plan up to 15 percent of their compensation, subject to certain limitations as specified in the Plan agreement.

(4)   Participant Accounts

            Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Plan earnings are allocated based upon participant account balances. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

            Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100 percent vested after six years of service.

(5)   Benefits

            Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

(6)   Other Liabilities

            Other liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants and other miscellaneous operating payables.

(7)   Plan Termination

            Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100 percent vested in benefits earned as of the termination date.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                           December 31, 1997 and 1996

                                                                     Schedule 1

           Item 27a - Schedule of Assets Held for Investment Purposes

                                        1997

                                                                 Fair
                Description                     Cost             value

Smithway Motor Xpress Corp. common stock    $   340,130        6,354,817
Fidelity Asset Manager                          993,077        1,102,827
Fidelity Magellan                               795,160        1,877,254
Capital Preservation Fund                       682,692          685,902
PBHG Growth                                     539,486          933,684
Putnam Vista                                    312,176          334,752
Strong Government Securities                    577,141          591,270
Cash                                              2,427            2,427
                                            -----------       ----------
                                              4,242,289       11,882,933
Loan to participants                            759,248          759,248
                                            -----------       ----------
                                            $ 5,001,537       12,642,181
                                            ===========       ==========

                                        1996

                Description                     Cost             Fair
                                                                 value

Fidelity Asset Manager                           *          $    60,764
Fidelity Magellan                                *              870,049
Capital Preservation Fund                        *              209,600
PBHG Growth                                      *              381,534
Putnam Vista                                     *               92,848
Strong Government Securities                     *              222,788
                                                            -----------
                                                              1,837,583
Loans to participants                       $    86,478          86,478
                                            ===========     -----------
                                                            $ 1,924,061
                                                            ===========

*Fidelity maintained its investments at fair value and the cost was not available.


See accompanying independent auditors' report.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                     Years ended December 31, 1997 and 1996


                                                                     Schedule 2


             Item 27a - Schedule of Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year

                                    1997 - NONE
                                    1996 - NONE

                                                                     Schedule 3


              Item 27b - Schedule of Loans or Fixed Income Obligations

                                    1997 - NONE
                                    1996 - NONE
                                                                     Schedule 4


      Item 27c - Schedule of Leases in Default or Classified as Uncollectible

                                    1997 - NONE
                                    1996 - NONE




      See accompanying independent auditors' report.

                         SMITHWAY MOTOR XPRESS, INC. 401(k)
                       RETIREMENT SAVINGS AND INVESTMENT PLAN

                       Years ended December 31, 1997 and 1996

                                                                   Schedule 5

               Item 27d - Schedule of Reportable Transactions

                                    1997


                                     Purchase    Proceeds       Gain (loss)
                                     price of      from             on
          Description                additions   dispositions   dispositions
                                    ----------- --------------  -------------
Smithway Motor Xpress common stock  $  596,886     1,223,695         556,645
Fidelity Asset Manager               1,182,042       208,056          19,092
Fidelity Magellan                      992,913       298,498         100,746
Capital Preservation Fund              112,764       171,005            -
PBHG Growth                             73,188       243,893          70,409
Putnam Vista                            90,928       117,797           4,298
Strong Government Securities            53,942        89,728           1,273
Loans to participants                  762,895       101,545            -
                                    ===========  =============  =============



                                        1996


                                    Purchase    Proceeds       Gain (loss)
                                    price of      from             on
          Description               additions   dispositions   dispositions
                                    ----------  ------------   -------------
Fixed Income                        $     -         119,865           1,530
Fidelity Magellan                     390,626       305,669         (30,888)
Capital Preservation Fund             216,461          -               -
PBHG Growth                           324,919          -               -
Putnam Vista                           97,564          -               -
Strong Government Securities           84,557          -               -
                                    ==========  =============  =============




                                                                   Schedule 6
                Item 27e - Schedule of Nonexempt Transactions

                                 1997 - NONE
                                 1996 - NONE

See accompanying independent auditors' report.

                                     SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SMITHWAY MOTOR XPRESS, INC.  401(k)
                                    RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:________________
                                          /s/ Tom Nelson
                                    By:___________________________________
                                          Tom Nelson, Administrator

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